UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

March 20, 2015

Commission File No.: 000-30668

NOVA MEASURING INSTRUMENTS LTD.
(Translation of registrant’s name into English)

Building 22 Weizmann Science Park, Rehovot
P.O.B 266
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Attached hereto and incorporated by way of reference herein is a convenience translation into English of a notice published by the Registrant on March 20, 2015, in two daily Israeli newspapers and entitled “Notice of Annual General Meeting of Shareholders” (the “Notice”). The attached Notice was published pursuant to the requirements of the Israeli law, and the original version of the notice is in Hebrew. The foregoing document is attached for information purposes only and does not constitute a proxy solicitation on behalf of the Registrant. The Registrant’s proxy solicitation materials for distribution in the United States will be furnished separately on or about March 31, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 20, 2015	NOVA MEASURING INSTRUMENTS LTD. (Registrant) By: /s/ Dror David —————————————— Dror David Chief Financial Officer

Convenience translation from Hebrew

NOVA MEASURING INSTRUMENTS LTD.

Company No. 51-181246-3
(the “Company”)
Weizmann Science Park, Building 22, Einstein St., Ness Ziona, Israel.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that the annual general meeting of shareholders of the Company (the “Meeting”) will be held on Tuesday, April 28, 2015, at 5:00 p.m. Israel time, at the Company’s offices, located at Weizmann Science Park, Building 22, Einstein St., Ness Ziona, Israel.

The agenda of the Meeting shall be as follows:

1.	Re-election of each of Messrs. Michael Brunstein, Alon Dumanis, Avi Cohen and Raanan Cohen as a director of the Company to hold office until the close of the next annual general meeting;

2.	Election of Ms. Dafna Gruber as an external director of the Company for a three year term, commencing as of April 29, 2015;

3.	Approval of the amendments to the employment terms of Mr. Eitan Oppenhaim, the President and Chief Executive Officer of the Company; and

4.
Approval and ratification of the appointment of Kost Forer Gabbay & Kasierer., a member of Ernest & Young, as the independent auditors of the Company for the period ending at the close of the next annual general meeting.

In addition, the shareholders will be requested to consider at the Meeting the Company’s audited consolidated financial statements for the year ended December 31, 2014.

Only holders of record at the close of business on Wednesday, March 25, 2015, are entitled to receive notice of, and to vote at, the Meeting.

Position Statements should be submitted to the Company no later than Sunday, April 5, 2015.

A duly executed proxy must be received by the Company no later than Sunday, April 26, 2015, at 5:00 p.m., Israel time.

The report with respect to convening the meeting will be available to the public through the Magna website at http://www.magna.isa.gov.il.

Nova Measuring Instruments Ltd.